EXHIBIT 21



                         LIST OF SUBSIDIARIES


     The Partnership is a general partner in Animas Valley Mall Associates, an Illinois limited partnership which holds title to the Animas Valley Mall. The Partnership is a general partner in JMB-40 Broad Street Associates, an Illinois general partnership which holds title to the 40 Broad Street Building. The Partnership is a general partner in Royal Executive Park-I, a New York general partnership which holds title to the Royal Executive Park Office Complex. Reference is made to Note 3 for a summary description of the terms of such partnership agreements. The Partnership's interest in the foregoing joint venture partnerships, and the results of their operations are included in the consolidated financial statements of the Partnership filed with this annual report.